Filed Pursuant to Rule 433

Registration Statement No. 333-189375

July 31, 2013

NEWS RELEASE

Media Contact:	David A. Harpole +1 713-309-4125
Investor Contact:	Douglas J. Pike +1 713-309-7141

FOR IMMEDIATE RELEASE

LyondellBasell Announces Offering of 16.5 Million Ordinary Shares by Selling Shareholders

HOUSTON and LONDON, July 31, 2013 /PRNewswire/ — LyondellBasell (NYSE: LYB) today announced the commencement of an underwritten public offering of 16.5 million ordinary shares by certain selling shareholders that are affiliates of Apollo Management Holdings L.P.

The selling shareholders will agree to a lock-up (subject to certain exceptions) for a period of 30 days after the date of the prospectus supplement for the offering. LyondellBasell will not receive any proceeds from the offering. The total number of LyondellBasell ordinary shares outstanding will not change as a result of the offering.

Barclays Capital Inc. is acting as the sole underwriter for the offering.

Separately, the selling shareholders have advised the Company that they have agreed to sell 8.5 million ordinary shares in a private transaction.

An automatic shelf registration statement relating to the Company’s ordinary shares was previously filed with the Securities and Exchange Commission (SEC) and became effective upon filing. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847 or by emailing barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the ordinary shares nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering of these ordinary shares is being made only by means of a prospectus supplement and related prospectus.

Statements in this release which are not historical facts, such as those that may be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “would,” and similar expressions, are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk and uncertainties include, but are not limited to, the consummation of the offering by the selling shareholders. Forward-looking statements reflect management’s analysis as of the date of this press release. Important factors that could cause actual results to differ materially from our expectations are more fully described in our other filings with the SEC. Except as required by applicable law, we do not undertake to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

LyondellBasell (NYSE: LYB) is one of the world’s largest plastics, chemical and refining companies and a member of the S&P 500 Index. LyondellBasell manufactures products at 58 sites in 18 countries. LyondellBasell products and technologies are used to make items that improve the quality of life for people around the world including packaging, electronics, automotive parts, home furnishings, construction materials and biofuels.

LyondellBasell Industries